Exhibit 99.1

I-Mab Announces Leadership Transitions

ROCKVILLE, MD, July 15, 2024 – I-Mab (NASDAQ: IMAB) (the “Company” or “I-Mab”), a U.S.-based, global biotech company, announced today that the Board of Directors of the Company has appointed Mr. Wei Fu as the Chairman of the Board of Directors. He succeeds Dr. Pamela M. Klein, who steps down from I-Mab’s Board of Directors and the Interim Chairperson position. Mr. Wei Fu has served as a member of the I-Mab Board of Directors since June 2018 and is the Chief Executive Officer of CBC Group, a healthcare asset management firm and the founding and largest shareholder of I-Mab.

In addition, Mr. Raj Kannan intends to leave his role as Chief Executive Officer and as a member of the Company’s Board of Directors, effective July 15, 2024. Mr. Kannan will stay as an advisor of the Company until July 31, 2024 to assist with the transition. This decision follows a mutual agreement with the Board of Directors. Dr. Sean Xi-Yong Fu has assumed the role of Interim Chief Executive Officer and a member of the Board of Directors, effective July 15, 2024.

In addition to being Interim CEO and Director of I-Mab, Dr. Sean Fu is also an Operating Partner of ABio-X, an incubation platform for life sciences companies. Before joining ABio-X, Dr. Fu was co-founder and CEO of RVAC Medicines, an mRNA platform company. Prior to founding RVAC, Dr. Fu was Group VP and head of International R&D for Luye Pharma, overseeing organizations in Boston, Princeton, Germany, Switzerland and Japan. He was also the CEO of GeneLeap, a Luye subsidiary company focused on DNA and RNA therapeutics. Previously, Dr. Fu worked at Merck & Co. for 15 years with responsibilities covering R&D, business development, finance and operational management. His work at Merck included management of the finances for the late-stage clinical portfolio and leading the integration of global R&D network following the landmark $42 billion merger between Merck and Schering-Plough. Dr. Fu earned a Master’s and PhD degrees in materials science and engineering from Ohio State University, and an MBA from the Wharton School of University of Pennsylvania.

“Our dedication to scientific innovation and to our strategic objectives for bringing life-changing drugs to market is unwavering,” said Mr. Wei Fu, I-Mab’s new Chairman. “I am confident Dr. Fu will provide invaluable leadership for our talented team in advancing our innovative R&D pipeline and our business in his role as Interim CEO. He brings a wealth of biotech industry experience and relationships to support the Board as we secure the best permanent leader to take I-Mab forward and drive our growth opportunities and value for shareholders. Meanwhile, we’d like to extend our gratitude to Ms. Klein and Mr. Kannan for their support and contributions to I-Mab.”

“I’m grateful for this opportunity and excited to lead I-Mab. During this pivotal time, I am dedicated to leading I-Mab through the completion of its transformation to becoming a U.S.-based biotech company, to build the Company’s highly differentiated pipeline, and work with our Board of Directors, leadership team and talented employees and partners to create new treatment options for patients around the world,” said Dr. Sean Fu, Interim CEO of I-Mab.

In addition to these leadership transitions, the Company also announced certain changes to the composition of the Board of Directors and its committees:

•	the resignations of Dr. Ruyi He and Professor Rong Shao as Directors, and
•	the appointments of Mr. Wei Fu and Mr. Conor Chia-hung Yang as new members of the compensation committee with Mr. Wei Fu being the Chairman thereof, and Mr. Sean Xi-Yong Fu as a new member of the ESG committee.

After the transitions, the Company’s Board of Directors will consist of Mr. Wei Fu (Chairman), Dr. Sean Xi-Yong Fu, Mr. Chun Kwok Alan Au, Mr. Conor Chia-hung Yang, and Mr. Shuai Chen. The Company’s audit committee will consist of Mr. Yang (Chairman), Mr. Au, and Mr. Chen. The Company’s nominating and corporate governance committee consists of Mr. Wei Fu (Chairman), Mr. Au, and Mr. Yang. The compensation committee will consist of Mr. Wei Fu (Chairman), Mr. Au, and Mr. Yang, and the ESG committee will consist of Mr. Au (Chairman) and Mr. Sean Xi-Yong Fu.

About I-MAB

I-Mab (NASDAQ: IMAB) is a U.S.-based, global biotech company, exclusively focused on the development and potential commercialization of highly differentiated immunotherapies for the treatment of cancer.

I-Mab has established operations in the U.S. in Rockville, Maryland, and in San Diego, California. For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn and X.

Forward Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “believes”, “dedication”, “objectives”, “intends”, “potential”, “determined to”, and similar terms or the negative thereof. Forward-looking statements are based on I-Mab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in filings with the U.S. Securities and Exchange Commission. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

I-Mab Contacts

Investors & Media

Tyler Ehler

Senior Director, Investor Relations

IR@imabbio.com